# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIANA SHIPPING INC., CIK 0001318885
CUSIP: Y2066G104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 10/12/2026
Amends the filing with accession number 0000919574-26-001611
Filed by CIK 0002120982
Persons authorized to receive notices and communications: Ms. Maria Dede, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9470-100

## Reporting persons
- Paliou Semiramis (CIK 0002120982): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,858,240; sole dispositive power 0; shared dispositive power 27,858,240; aggregate amount beneficially owned 27,858,240 (20.35% of the class)
- Tuscany Shipping Corp. (CIK 0001823719): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,210,394; sole dispositive power 0; shared dispositive power 18,210,394; aggregate amount beneficially owned 0 (13.3% of the class)
- 4 Sweet Dreams S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,647,846; sole dispositive power 0; shared dispositive power 9,647,846; aggregate amount beneficially owned 9,647,846 (7.05% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: DIANA SHIPPING INC.
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Comment: This Amendment No. 6 to Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $0.01 per share (the "Shares"), of Diana Shipping Inc. (the "Issuer"). This Amendment No. 6 to the Schedule 13D is being filed to report a change in the Reporting Persons ownership percentage in the Issuer due to an increase in the Issuer's total outstanding Shares. Except as expressly provided herein, this Amendment does not modify the information previously reported on the Reporting Persons' Schedule 13D. Item 5(a)-(e) of the Schedule 13D is hereby amended and restated as follows.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of October 16, 2026, the Issuer had 136,869,100 Shares outstanding. The following persons report beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Tuscany may be deemed to beneficially own 18,210,394 Shares, representing 13.30% of the Issuer's issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of such entity. 4 Sweet Dreams S.A. ("4 Sweet Dreams") may be deemed to beneficially own 9,647,846 Shares representing 7.05% of the Issuer's issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of such entity. Therefore, Paliou may be deemed to, indirectly, beneficially own 27,858,240 Shares, representing 20.35% of the Issuer's issued and outstanding shares.

Tuscany has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 18,210,394 Shares. 4 Sweet Dreams has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 9,647,846 Shares. Therefore, Paliou has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 27,858,240 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Persons during the past 60 days. On September 11, 2026, the Reporting Persons exercised 3,527,501 Warrants, resulting in the issuance of 5,980,066 shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Paliou Semiramis: /s/ Semiramis Paliou, Semiramis Paliou, Authorized Representative (10/16/2026)
- Tuscany Shipping Corp.: /s/ Semiramis Paliou, Semiramis Paliou, Authorized Representative (10/16/2026)
- 4 Sweet Dreams S.A.: /s/ Semiramis Paliou, Semiramis Paliou (10/16/2026)